EXHIBIT 99.(a)(1)

                                 NETOPIA, INC.

               OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE
            COMMON STOCK UNDER NETOPIA, INC. 1996 STOCK OPTION PLAN

                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
    AT 5:00 P.M., PACIFIC DAYLIGHT TIME, ON JUNE 4, 2001 UNLESS THE OFFER IS
                                   EXTENDED.

  Netopia, Inc. ("Netopia", "we", or "us") is offering to our employees who
                  -------    --       --
regularly work more than 30 hours per week, and to our directors, the opportunity to exchange all outstanding options to purchase shares of our common stock granted under the Netopia, Inc. 1996 Stock Option Plan (the "Plan") with
                                                                   ----
an exercise price above $10.00 per share for New Options (individually, a "New
                                                                           ---
Option" and collectively, the "New Options") that we will grant under the Plan.
------                         -----------
We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to New Option to be granted to each option holder who elects to receive the New Option will be equal to the number of shares subject to the eligible options elected to be exchanged by such option holder and accepted for exchange. The number of shares of common stock subject to the New Option will be subject to adjustments for any stock splits, stock dividends and similar events. We will grant the New Options on the date of the first meeting of the compensation committee of Netopia's board of directors held more than six months and one day after the date we cancel the options accepted for exchange (the "replacement grant date"). If you choose to participate by exchanging any of your Netopia stock options, you must also exchange all Netopia stock options granted on or after December 2, 2000.

  This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions, which we describe in Section 6 of this offer.

  If you elect to exchange options as described in the offer and if your options are accepted for exchange, we will cancel your outstanding options that you have elected for exchange and grant you a New Option under the Plan pursuant to a new option agreement between Netopia and you. Some key features of the New Option will include:

        . The number of shares subject to the New Option will equal the number of shares subject to your cancelled options, subject to adjustments for any stock splits, stock dividends and similar events.

        . The exercise price of the New Option will equal the closing sale price of our common stock as reported on the Nasdaq National Market on the replacement grant date.

        . The New Option will vest and become exercisable on the same dates with respect to the same number of shares as the cancelled options.

        . The New Option will be an incentive stock option to the extent possible under applicable tax laws.

        . The New Option will have other terms and conditions that are substantially the same as those of the cancelled option.

  After the replacement grant date, there may be some delay to your ability to exercise the vested portion, if any, of your New Option, while we handle administrative matters relating to the grant of the New Option.

  Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from electing to exchange your options. You must make your own decision whether to elect to exchange your options.

  Shares of our common stock are quoted on the Nasdaq National Market under the symbol "NTPA." On April 30, 2001, the last reported sale price of our common stock as reported on the Nasdaq National Market was $3.32 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

  You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Janna Berry, our stock administrator, by email at janna@netopia.com, or by telephone
                                            -----------------
at (510) 814-5112.

                                   IMPORTANT

  If you wish to elect to exchange your options, you must complete and sign the letter of transmittal in accordance with its instructions, and send it and any other required documents to us, to the attention of Janna Berry, by fax at (510) 814-5397 or by mail to Netopia, Inc., 2470 Mariner Square Loop, California 94501-1095.

  We are not aware of any jurisdiction where the making of the offer violates applicable law. If we become aware of any jurisdiction where the making of the offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

  WE CANNOT GUARANTEE THAT THE REPLACEMENT OPTIONS WILL HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTIONS. However, our board of directors believes that the offer may create a better chance for some participants to obtain value from their options. The board of directors recognizes that the decision to accept the offer is an individual one that should be based on a variety of factors, and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer is limited to this document, the attached Summary of Terms and the Tender Offer Statement on Schedule TO.

  We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from electing to exchange your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this offer other than the information and representations contained in this document or in the accompanying letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                               TABLE OF CONTENTS

                                                                                                   Page
                                                                                                 --------
SUMMARY TERM SHEET.............................................................................     5

  General Questions About the Program..........................................................     5

  Specific Questions About the Cancelled Options...............................................     9

  Specific Questions About the New Options.....................................................    10

INTRODUCTION...................................................................................    13

THE OFFER......................................................................................    14

  1.  Number Of Options; Expiration Date.......................................................    14

  2.  Purpose Of The Offer.....................................................................    15

  3.  Procedures For Electing To Exchange Options..............................................    16

  4.  Withdrawal Rights........................................................................    16

  5.  Acceptance Of Options For Exchange And Issuance Of New Options...........................    17

  6.  Conditions of the Offer..................................................................    18

  7.  Price Range Of Common Stock Underlying The Options.......................................    20

  8.  Source And Amount Of Consideration; Terms Of New Options.................................    20

  9.  Information Concerning Netopia...........................................................    22

 10.  Interests Of Directors And Officers; Transactions And Arrangements Concerning The
      Options..................................................................................    23

 11.  Status Of Options Acquired By Us In The Offer; Accounting Consequences Of The Offer......    23

 12.  Legal Matters; Regulatory Approvals......................................................    24

 13.  Material Federal Income Tax Consequences.................................................    24

 14.  Extension Of Offer; Termination; Amendment...............................................    25

 15.  Fees And Expenses........................................................................    26

 16.  Additional Information...................................................................    26

 17.  Miscellaneous............................................................................    27

ATTACHMENT:  Letter of Transmittal

                               SUMMARY TERM SHEET

  The following section answers some of the questions that you may have about this offer. However, it is only a summary. You should carefully read the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete and because there is additional important information in the remainder of this offer to exchange and the letter of transmittal. We have included page references to the remainder of this offer to exchange where you can find a more complete description of the topics in this summary.

GENERAL QUESTIONS ABOUT THE PROGRAM

  1.  What Securities Are We Offering To Exchange?

  We are offering to exchange all stock options to purchase shares of Netopia common stock, that are outstanding under the Netopia, Inc. 1996 Stock Option Plan ("the Plan") with an exercise price above $10.00 per share for New Options
           ----
to be granted under the Plan. (Pages 13, 14)

  2.  Why Are We Making The Offer To Exchange?

  We are making this offer to exchange because a considerable number of our employees and directors have stock options, whether or not they are currently exercisable, that have exercise prices significantly above our current and recent trading prices. We believe that these options are unlikely to be exercised in the foreseeable future. We are offering this program on a voluntary basis to allow our eligible employees and directors to choose whether to keep their current stock options at their current exercise price, or to cancel those options for New Options to purchase the same number of shares as the cancelled option. These New Options will be granted on the date of the first meeting of the compensation committee of the board of directors held at least six months and one day from the date we cancel the options accepted for exchange (the "replacement grant date"). The exercise price of these New Options will be equal to the closing sale price of our common stock on the replacement grant date. We are making this offer in order to provide our eligible employees and directors with the opportunity to hold options that over time may have a greater potential to increase in value, which we hope will create better performance incentives for our employees and directors and will maximize the value of our common stock for our current stockholders. (Pages 14-15)

  3.  Who Is Eligible?

  Any current employee who regularly works more than 30 hours per week, or any director, of Netopia with a current stock option under the Plan with an exercise price above $10.00 per share is eligible. Our officers and directors are eligible to participate in this offer to exchange. (Pages 13, 14)

  4.  Does The Offer To Exchange Extend To All Of Netopia's Employee Option
Plans?

  The offer to exchange extends only to the options granted under the Plan, and
                                ----
does not extend to option grants under the 2000 Stock Incentive Plan.

  5.  Will Overseas Employees Be Eligible To Participate?

  As described above, any of our current employees who regularly work more than 30 hours per week, and our directors, with stock options granted under the Plan with an exercise price above $10.00 per share are eligible to participate. However, special considerations may apply to employees located abroad, depending on the laws of the jurisdiction in which these employees are located. Employees in the United Kingdom should particularly note the required tax election described in the answer to question 17 below, and employees in France should particularly note the additional considerations described in the answer to question 17 below concerning optionees in France. (Pages 14, 25)

  6.  How Does The Exchange Work?

  The offer to exchange requires that an eligible employee make a voluntary election that will become irrevocable by 5:00 p.m., Pacific Daylight Time, on June 4, 2001, to cancel his or her eligible outstanding stock options in exchange for a grant of a New Option to be issued on the replacement grant date. The number of shares subject to the New Option will be the same number as are subject to the cancelled options, subject to adjustments for any stock splits, stock dividends and similar events. The exercise price of the New Option will equal the closing market price of our common stock on that date. Except for the exercise price, the New Options will have terms and conditions that are substantially similar as those of the cancelled options. If you wish to participate by exchanging any of your options, you will be required to cancel all of your options granted on or after December 2, 2000, regardless whether the exercise price of those options is higher or lower than $10.00 per share. (Pages 13, 14)

  7.  What Do I Need To Do To Participate In The Offer To Exchange?

  To participate, you must complete the letter of transmittal that is attached at the end of this offer to exchange, sign it, and ensure that Janna Berry, Netopia's Stock Administrator, receives it no later than 5:00 p.m., Pacific Daylight Time, on June 4, 2001. You can return your form either by fax to (510) 814-5397, or by mail to Janna Berry, Netopia, Inc., 2470 Mariner Square Loop, Alameda, California 94501-1095, USA. (Page 16)

  8.  Is This A Repricing?

  This is not a traditional stock option repricing. In a repricing, the exercise price of an employee's current options would be adjusted immediately to be equal to the closing price of our common stock on the date of repricing. This results in variable accounting treatment of the option. For financial reporting purposes, we could be required to record additional compensation expense each quarter until the repriced options are exercised, cancelled or terminated. (Page
24)

  9. Why Can't Netopia Just Reprice My Options, As I Have Seen Done At Other Companies?

  In 1998, the Financial Accounting Standards Board adopted rules that have unfavorable accounting charge consequences for companies that reprice options. As described above, if we reprice options, we may need record a variable accounting charge against our earnings. The amount of this charge would be measured by the future appreciation of the common stock subject to the repriced options. As a result, a simple option "repricing" could seriously jeopardize our progress toward profitability, as we would be required to take a charge against earnings on any future appreciation of the repriced options. (Page 24)

  10.  Why Can't I Just Be Granted Additional New Options?

  Because of the large number of options currently outstanding that have an exercise price significantly above our recent trading prices, a grant of additional options to replace these "underwater" options would have a negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited pool of options that we are allowed to grant without stockholder approval, and therefore we must conserve our currently available options for new employees and ongoing grants. (Page 15)

  11.  Wouldn't It Be Easier To Just Quit Working at Netopia And Then Get
Rehired?

  This alternative is not available. Options granted within six months after the date options are cancelled under this offer to exchange are treated the same as a traditional stock option repricing. As described above, this would require us to record a variable accounting charge against earnings. (Page 24)

  12.  If I Participate, What Will Happen To My Current Options?

  Options exchanged under this program will be cancelled after 5:00 p.m., Pacific Daylight Time, on June 4, 2001. (Pages 14, 16)

  13.  What Is The Deadline To Elect To Exchange And How Do I Do So?

  The deadline to elect to exchange your options in this program is 5:00 p.m., Pacific Daylight Time, on June 4, 2001, unless we extend it. This means that Janna Berry at Netopia must have your election form in her hands before that time. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if it is extended, for how long. If we extend the offer, we will make an announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

  We reserve the right to reject any or all options elected for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept for exchange those stock options for which you have made a proper and timely election that is not withdrawn. Subject to our rights to extend, terminate, and amend the offer, we currently expect that we will accept all such options promptly after the expiration of the offer. (Pages 14, 16-17)

  14.  What Will Happen If I Do Not Turn In My Form By The Deadline?

  If you do not turn in your election form by the deadline, then you will not participate in the option exchange. If you elect not to participate in this offer, we do not believe that this offer will change any of the terms of your eligible options if you do not accept the offer, and that the terms of those options will remain unchanged. However, if you choose not to accept this offer, it is possible that the Internal Revenue Service would decide that the right to exchange your incentive stock options under this offer is a "modification" of your incentive stock options. A successful assertion by the Internal Revenue Service that your incentive stock options are modified could extend the holding period of the incentive stock option to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified
stock options.   (Pages 14, 16, 24-25)

  15.  During What Period Of Time May I Withdraw A Previous Election To
Exchange?

  You may withdraw your election to exchange options at any time before 5:00 p.m., Pacific Daylight Time, on June 4, 2001. If we extend the offer beyond that time, you may withdraw your options elected for exchange at any time until the expiration of the extended offer. To withdraw an election to exchange options, you must deliver to Janna Berry at Netopia a written notice of withdrawal, or a facsimile of such notice, with the required information before 5:00 p.m., Pacific Daylight Time, on June 4, 2001. Once you have withdrawn options, you may re-elect to exchange options only by again following the election procedure described in the answer to Question 6. (Pages 16-17)

  16. Am I Eligible To Receive Future Grants During The Following Six-Month Period If I Participate In This Exchange?

  Because of the unfavorable accounting charge consequences, participants in this program are ineligible to receive any additional stock option grants until after the replacement grant date. (Page 24)

  17.  Is There Any Tax Consequence To My Participation In This Exchange?

  If you exchange your current options for a New Option, you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the New Option, you will not be required under current law to recognize income for federal income tax purposes. The grant of options is not recognized as taxable income. In the case of incentive stock options, no taxable income is recognized at the time of exercise, and the excess of the fair market value of the purchase shares on the exercise date over the aggregate exercise price is includable in alternative minimum taxable income. To the extent that the exercise price of your new incentive stock option is lower than the exercise price of your cancelled option, your potential alternative minimal taxable income may be increased. Because this is a grant of a New Option, the applicable holding periods for incentive stock option tax treatment will start over beginning on the replacement grant date. In the case of nonstatutory stock options, taxable income is recognized upon exercise. Again, special considerations apply to employees located abroad. In some countries, the application of local taxation rules may have an impact upon the grant of the New Option.

  For employees in the United Kingdom, which has adopted news law governing the exercise of stock options awarded after April 5, 1999, the grant of the New Option will be subject to the execution of a joint election between you and Netopia or any subsidiary of Netopia to provide for the shifting of any Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release, or cancellation of the option from Netopia and/or any subsidiary to you. (This tax is currently set at 11.9% of the difference between the strike price and the fair market value of the stock at the time of exercise.) By accepting the New Option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that Netopia and/or any subsidiary realizes with respect to Secondary Class 1 National Insurance Contribution payments required to be paid by Netopia and/or any subsidiary in connection with the exercise, assignment, release, or cancellation of the option. In addition, if you accept the New Option, you will be authorizing Netopia or the subsidiary to withhold any such Secondary Class 1 National Insurance Contributions from the payroll at any time or from the sale of a sufficient number of Shares upon exercise, assignment, release, or cancellation of the option. In the alternative, you agree to make payment on demand for such contributions to Netopia or any subsidiary that will remit such contributions to the Inland Revenue. If additional consents and/or any elections are required to accomplish the foregoing shifting of liability, you agree to provide them promptly upon request. If you do not enter into the joint election described above at the same time that you accept the New Option, or if the joint election is revoked at any time by the Inland Revenue, Netopia will have the right to cancel the New Option without further liability.

  For employees in France, income tax will apply on most of the option spread at the date of exercise and capital gains will apply to any additional increase to the date of sale. Furthermore, extremely high social contributions can potentially apply to the spread at exercise (25% to you and 45% to Netopia). These taxes can be substantially reduced if the shares are not exercised until at least two years after the date of grant and are not sold until at least five years from the date of grant. In this case, the income tax on the option spread can be reduced from 54% to 40% and the social contributions at exercise can be substantially eliminated. While it is not certain, we believe it likely that the French authorities will treat the New Option available under this program to be a new grant. Accordingly, you will not be permitted to exercise your New Option until at least two years from the date of grant of the New Option and you will not be permitted to sell the shares under the New Option until at least five years from the date of grant of the New Option. Changes in the law currently being considered by France may alter the discussion set forth above.

  We recommend that you consult with your own tax advisor to determine the tax consequences of electing to exchange options pursuant to the offer. (Pages 21, 24-25)

  18.  How Should I Decide Whether Or Not To Participate?

  We understand that the decision whether or not to exchange options will be a challenging one for many employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee's personal decision, and it will depend largely on each employee's assumptions about the future overall economic environment, the performance of the overall market and companies in our industry, and our own business and stock price.

  19.  What Do We And Our Board Of Directors Think Of The Offer?

  Although our board of directors has approved this offer, neither we nor our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options. Employees who are officers of Netopia, as well as our directors, are eligible to participate in the offer. (Pages 13, 14-16)

  20. What If My Employment At Netopia Ends Between The Date My Options Are Cancelled And The Replacement Grant Date?

  Your employment with Netopia is on an at-will basis and nothing in this offer to exchange modifies or changes that. The letter of transmittal will become irrevocable after 5:00 p.m., Pacific Daylight Time, on June 4, 2001. Therefore, if your employment with Netopia or one of its subsidiaries is terminated by you or Netopia voluntarily, involuntarily, or for any other reason, before your New Option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the New Option that would have been issued on the replacement grant date. Therefore, if you are not an eligible employee of Netopia or one of our subsidiaries from the date you elect to exchange options through the replacement grant date, you will not receive any New Options in exchange for your options that have been accepted for exchange. You also will not receive any other consideration for the cancelled options if you are not an eligible employee from the date you elect to exchange options through the replacement grant date. (Pages 17-18)

  21.  What Are The Conditions To The Offer?

  The offer is not conditioned upon a minimum number of options being elected for exchange. The offer is subject to a number of conditions, including the conditions described in Section 6. (Pages 18-20)

SPECIFIC QUESTIONS ABOUT THE CANCELLED OPTIONS

  22.  Which Options Can Be Cancelled?

  If an eligible employee elects to participate in this program, all options granted to the employee on or after December 2, 2000 will be cancelled. In addition, the employee can make an election to cancel one or more eligible options that were granted under the Plan before December 2, 2000. (Pages 13, 14)

  23.  Can I Choose Which Options I Want To Cancel?

  You may choose to cancel one or more options if they were granted before December 2, 2000. Inclusion of such grants in the program is entirely discretionary. However, if you wish to participate in this program, you are required to cancel all options granted to you on or after December 2, 2000, regardless of whether the exercise price of those options is higher or lower than $10.00 per share. (Pages 13, 14)

  24. Can I Cancel The Remaining Portion Of An Option That I Have Already Partially Exercised?

  Yes, you can cancel all remaining outstanding, unexercised options. The number of shares covered by the New Option will equal the number of shares subject to the cancelled options, subject to any adjustments for any stock splits, stock dividends and similar events.

  25.  Can I Cancel An Option Only As To Certain Shares?

  No, you cannot partially cancel an outstanding option.

  26. If I Choose To Participate, What Will Happen To My Options That Will Be Cancelled?

  If you elect to participate in this program, then on June 4, 2001 after 5:00 p.m., Pacific Daylight Time we will cancel all of your outstanding options that were granted on or after December 2, 2000, plus any others that you elected to cancel. You will not have a right to be granted further options after that date until the replacement grant date, when your New Option will be issued. (Pages 13, 14, 17)

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

  27.  What Will Be The Share Amount of My New Option?

  Eligible employees who participate in this program will receive a New Option on the replacement grant date. The number of shares covered by the New Option will be equal to the number of shares covered by the cancelled stock option, subject to adjustments for any stock splits, stock dividends and similar events. Each New Option will be granted under the Plan pursuant to a new option agreement between you and us. (Pages 13, 14)

  28.  What Will Be The Exercise Price Of My New Option?

  The exercise price of the New Options, which will be granted on the replacement grant date, will be the closing sales price of our common stock as reported on the Nasdaq National Market on the replacement grant date. Because we will not grant New Options until at least six months and one day after the date we cancel the options accepted for exchange, the New Options may have a higher
exercise price than some or all of your current options.   WE CANNOT GUARANTEE
THAT THE NEW OPTIONS WILL HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTIONS YOU EXCHANGE. Therefore, we recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options. (Pages 13, 20)

  29. Will My New Option Be An Incentive Stock Option Or Nonstatutory Stock Option?

  For United States employees, the New Options will be incentive stock options to the extent they qualify under Section 422 of the Internal Revenue Code to the extent possible under applicable tax laws, and only if your cancelled stock option was an incentive stock option. For an option to qualify as an incentive stock option, the value of the shares subject to an option that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined by using the exercise price of the option. The value in excess of $100,000 does not qualify for incentive stock option treatment and will be treated for tax purposes as a nonstatutory stock option. To the extent the value of the New Option exceeds the incentive stock option limitation, the remainder of the option will be treated for tax purposes as a nonstatutory stock option. If the New Option has a higher exercise price than some or all of your current options, a portion of the New Option may exceed the incentive stock option limitation. Because this is a grant of a new option, the applicable holding periods for incentive stock option tax treatment will start over. If your cancelled option is a nonstatutory stock option, the New Option will be a nonstatutory stock option. For non-United States employees, the New Options will also be nonstatutory stock options. For United States employees, there are different rules regarding the tax treatment of incentive stock options and nonstatutory stock options. (Pages 17, 21, 23-25)

  30. My Options Are Split Between Incentive Stock Options And Nonstatutory Stock Options Because My Original Grant Exceeded The $100,000 IRS Limit On Incentive Stock Options. Can I Cancel One Part Of This Option But Not The Other?

  You cannot cancel one part of an option that has been split into an incentive stock option and a nonstatutory stock option because it is still considered a single option. It cannot be separated for purposes of this offer to exchange. (Page 13)

  31.  When Will I Receive My New Option?

  We will grant the New Options on the replacement grant date. If we cancel options elected for exchange on June 4, 2001, the replacement grant date of the New Options will be on or after December 5, 2001. Note that additional time may be required to make the New Option available to you and to provide you with documentation of the grant. You may experience some delay in your ability to exercise the vested portion, if any, of your New Option while we handle administrative matters related to the new grant. (Page 13)

  32. Why Won't I Receive My New Options Immediately After The Expiration Date Of The Offer?

  If we were to grant the New Options on any date that is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. By deferring the grant of the New Options for at least six months and one day, we believe we will not have to record this a compensation expense. (Page 24)

  33. When Will I See The New Options In My E*Trade/Options Link Account, When Will I Receive My New Option Notice, And When Will I Be Able To Exercise?

  We anticipate that you will see your New Option in your account at E*Trade/Options Link within approximately one week of the replacement grant date. We anticipate that the option agreement reflecting your New Option will be sent to you within approximately one week after the replacement grant date. In addition, there may be some delay in your ability to exercise the vested portion, if any, of your New Option, while we handle administrative matters relating to the grant of the New Option. (Page 13)

  34.  How Can I View A Summary Of My Options?

  All employees can view their stock options in their E*Trade/Options Link option account, the service that we use to provide employees with the ability to view their stock options online, 24 hours a day.

  35.  What Will Be The Vesting Schedule Of My New Options?

  All New Options granted in this program will vest and become exercisable on the same dates and with respect to the same number of shares as the options being cancelled. As a result, on the replacement grant date, the New Option will be vested and exercisable with respect to whatever number of shares your cancelled options would have been exercisable for as of that date. (Pages 13,
17)

  36.  Can I Have An Example Of An Offer To Exchange?

  What follows is a representative example- your situation is likely to vary in significant respects.

     Assumptions:
     Grant Date:                                 February 1, 2000
     Your Original Stock Option:                 1,000 shares
     Your Original Stock Option Price:           $48.00
     Your Original Vesting Schedule:             25% shares vest February 1,
                                                 2001, then the remaining shares
                                                 vest quarterly thereafter over
                                                 a period of 4 years from the
                                                 grant date.
     Hypothetical Stock Price on Replacement
     Grant Date (on or about December 5, 2001):  $7.50

  Using the above assumptions for the sake of illustrating the offer to exchange, we would cancel your original stock option on June 4, 2001. On the replacement grant date, which would be on or after December 5, 2001, we would grant you a New Option for 1,000 shares, and based on the purely hypothetical stock price of $7.50, your new exercise price would be $7.50 per share. The New Option would be exercisable and vest on the same dates and with respect to the same number of shares as the option being cancelled.

  38. What Happens If Netopia Is Subject To A Change In Control Before The New Options Are Granted?

  If we are a party to a change-of-control transaction before the New Options are granted, we will endeavor to negotiate as part of the transaction an agreement for the acquiring entity to grant options or compensation comparable to the New Options, although there can be no assurance that we would be successful in negotiating such an agreement. If we were able to negotiate an agreement for the acquiring entity to grant the new option, the new option would likely still be granted on the replacement grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. However, there can be no assurance that we would be successful in negotiating any such agreement with an acquiring entity, and if there is a change-of-control transaction before the New Options are granted, there is a risk that you would not be entitled to receive a New Option even though you cancelled your existing options. (Page 18)

  39. After The Grant Of The New Options, What Happens If I Again End Up "Underwater"?

  We are conducting this offer only at this time, due to the unusual stock market conditions that have affected many companies throughout the country. Therefore, this is considered a one-time offer and is not expected to be made again in the future. As your stock options are valid for ten years from the date of initial grant, subject to continued employment, the price of our common stock may appreciate over the long term even if the exercise price of your options is below the trading price of our common stock for some period of time after the grant date of the New Options. However, we can provide no assurance as to the price of our common stock at any time in the future.

                                  INTRODUCTION

  Netopia, Inc. ("Netopia") is offering to our employees who regularly work more
                  -------
than 30 hours per week, and to our directors, to exchange all outstanding options to purchase shares of our common stock granted under the Netopia, Inc. 1996 Stock Option Plan (the "Plan") with an exercise price above $10.00 per
                             ----
share for New Options that we will grant under the Plan. Our officers who are employees, and our directors, are eligible to participate in this offer to exchange. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the accompanying letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to the New Option to be granted to each option holder will be equal to the number of shares subject to the eligible options elected to be exchanged by such option holder and accepted for exchange. The number of shares of common stock subject to the New Option will be subject to adjustments for any stock splits, stock dividends and similar events. We will grant the New Options on the date of the first meeting of the compensation committee of the Netopia board of directors held more than six months and one day after the date we cancel the options accepted for exchange (the "replacement grant date"). If you choose to participate by exchanging any of your Netopia stock options, you must also exchange all Netopia stock options granted on or after December 2, 2000, regardless of whether the exercise price of those options is higher or lower than $10.00 per share.

  This offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions, which we describe in Section 6 of this offer.

  If you elect to exchange options as described in the offer and if your options are accepted for exchange, we will cancel your outstanding options that you have elected for exchange and grant you a New Option under the Plan pursuant to a New Option agreement between you and us. Some key features of the New Option will include:

        . The number of shares subject to the New Option will equal the number of shares subject to your cancelled options, subject to adjustments for any stock splits, stock dividends and similar events.

        . The exercise price of the New Option will equal the closing sale price of our common stock as reported on the Nasdaq National Market on the replacement grant date.

        . The vesting schedule for the New Option will be the same as our cancelled options, with vesting under your cancelled options carrying over to the New Option.

        . The New Option will be an incentive stock option to the extent possible under applicable tax laws.

        . The New Options will have other terms and conditions that are substantially the same as those of the cancelled options.

  All options that we accept in this program will be cancelled. After the replacement grant date, there may be some delay to your ability to exercise the vested portion, if any, of your New Option, while we handle administrative matters relating to the grant of the New Option. We cannot guarantee that the New Options will have a lower exercise price than the cancelled options.

  As of April 30, 2001, options to purchase 3,932,242 shares of our common stock were issued and outstanding under the Plan. These options had exercise prices ranging from $0.6105 to $86.25. Of these options, options to purchase 1,744,414 shares of our common stock had exercised prices above $10.00 per share, and all of those options are eligible to be exchanged under this offer to exchange. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 9.8% of the total shares of our common stock outstanding as of April 30, 2001.

                                   THE OFFER

1.  NUMBER OF OPTIONS; EXPIRATION DATE.

  Upon the terms and subject to the conditions of this offer to exchange, we will exchange all eligible outstanding options that are properly elected for exchange and not validly withdrawn in accordance with section 4 before the "expiration date," as defined below, for New Options to purchase common stock under the Plan. If your options are properly elected for exchange and accepted for exchange, you will be entitled to receive a New Option to purchase the number of shares of our common stock that is equal to the number of shares subject to the options that you elected to exchange, subject to adjustments for any stock splits, stock dividends and similar events. All New Options will be subject to the terms of the Plan pursuant to a new option agreement between Netopia and you.

  If you are not an eligible employee or director of Netopia or one of our subsidiaries from the date you elect to exchange options through the date we grant the New Options, you will not receive a New Option in exchange for your cancelled options that have been accepted for exchange. You also will not receive any other consideration for your cancelled options if you are not an employee or director from the date you elect to exchange options through the date we grant the New Options.

  Special considerations may apply to employees abroad, including the required tax election discussed in Section 13 below.

  The offer to exchange extends only to options granted under the Plan, and does
                                ----
not extend to option grants granted under the 2000 Stock Incentive Plan. If you wish to participate in this program, you must cancel all options granted to you on or after December 2, 2000, regardless of whether the exercise price for those options is higher or lower than $10.00 per share.

  The term "expiration date" means 5:00 p.m., Pacific Daylight Time, on June 4, 2001, unless we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See section 14 for a description of our rights to extend, delay, terminate and amend the offer.

  If we decide to take any of the following actions, we will notify you of such action, and we will extend the offer for a period of no fewer than ten business days after the date of such notice:

  .  we increase or decrease:

       the amount of consideration offered for the options; or

       the number of options eligible to be elected for exchange in the offer, except that in the case of an increase, it must be by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

       the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14.

  For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

2.  PURPOSE OF THE OFFER.

  We issued the options outstanding under the Plan to provide our employees an opportunity to acquire or increase their ownership stake in Netopia, thereby creating a stronger incentive to expend maximum effort for our growth and success and encouraging our employees to continue their employment with us.

  Many of these options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. We are making this offer to exchange outstanding options for New Options that will have an exercise price equal to the closing market price of our common stock on the replacement grant date to provide our employees with the opportunity to own options that over time may have a greater potential to increase in value, which we hope will create better performance incentives for employees and directors and will maximize the value of our common stock for our current stockholders.

  Because of the large number of options currently outstanding that have an exercise price significantly above our recent trading prices, a grant of additional options to replace these "underwater" options would have a negative impact on our dilution, outstanding shares and earnings per share. Additionally, we have a limited pool of options that we are allowed to grant without stockholder approval, and therefore we must conserve our currently available options for new employees and ongoing grants.

  Considering the risks associated with the volatile and unpredictable nature of the stock market, and our industry in particular, there is no guarantee that the closing market price of our common stock at the time of the replacement grant (and therefore the exercise price of your New Option) will be less than or equal to the exercise price of your existing option, or that your New Option will increase in value over time.

  Subject to the foregoing, and except as otherwise disclosed in this offer to exchange or in our filings with the Securities and Exchange Commission, we, however, have no plans or proposals that relate to or would result in:

  . an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (however, although we have no pending plans or proposals for acquisitions or other business combinations, we expect to consider such matters from time to time in the future);

  . any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

  . any material change in our present dividend rate or policy, or our indebtedness or capitalization;

  . any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any material terms of the employment contract of any executive officer;

  .  any other material change in our corporate structure or business;

  . our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

  . our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

  . the suspension of our obligation to file reports under to Section 15(d) of the Securities Exchange Act;

  . the acquisition by any person of any of our securities or the disposition of any of our securities; or

  . any changes in our certificate of incorporation, bylaws or other governing instruments, or any actions that could impede the acquisition of control of us.

  Neither we nor our board of directors makes any recommendation as to whether you should elect to exchange your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisors. You must make your own decision whether to elect to exchange your options.

3.  PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

  Proper Exchange Of Options. To elect to exchange your options pursuant to this offer, you must, in accordance with the terms of the letter of transmittal that is attached at the end of this offer to exchange, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile of the letter, along with any other required documents. Janna Berry of Netopia must receive all of the required documents by fax at (510) 814-5271 or by mail to Janna Berry, Netopia, Inc., 2470 Mariner Square Loop, Alameda, California 94501-1095 before the expiration date.

  If you do not turn in your election form by the deadline, then you will not participate in the option exchange, and all stock options you currently hold will remain unchanged at their original price and terms.

  The method of delivery of all documents, including the letter of transmittal and any other required documents, is at the election and risk of the electing option holder. You should allow sufficient time to ensure timely delivery.

  Determination of Validity; Rejection Of Options; Waiver Of Defects; No Obligation To Give Notice Of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, eligibility, including time of receipt, and acceptance of any election to exchange options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. No election to exchange options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

  Our Acceptance Constitutes An Agreement. Your election to exchange options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance for exchange of your options elected by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

  Subject to our rights to extend, terminate, and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly elected options that have not been validly withdrawn.

4.  WITHDRAWAL RIGHTS.

  You may withdraw the options you have elected to exchange only if you comply with the provisions of this Section 4.

  You have the right to withdraw the options you have elected to cancel at any time before 5:00 p.m. on June 4, 2001. If we extend the offer beyond that time, you have the right to withdraw these options at any time until the extended offer expires. In addition, if we do not accept your elected options for exchange before June 27, 2001, the 40th business day from the commencement of this offer to exchange, you may withdraw the options you have elected for exchange at any time after June 27, 2001.

  To validly withdraw elected options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the election to exchange options. The notice of withdrawal must include your name, the grant date, exercise price, and total number of shares included in each option, and the total number of options to be withdrawn. Except as described in the following sentence, the option holder who elected to exchange the options (which are subsequently to be withdrawn) must sign the notice of withdrawal exactly as such option holder's name appears on the option agreement evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

  You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly elected for exchange for purposes of the offer, unless you properly re-elect those options before the expiration date by following the procedures described in Section 3.

  Neither Netopia nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.  ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

  Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we will accept for exchange and cancel options properly elected for exchange and not validly withdrawn before the expiration date. If your options are properly elected for exchange and accepted for exchange on June 4, 2001, you will be granted a New Option on the replacement grant date, which will be on or after December 5, 2001. If we extend the date by which we must accept and cancel options properly elected for exchange, you will be granted a New Option on the date of a meeting of the compensation committee of the board of directors held at least six months and one day after the extended date.

  If we accept options you elect to exchange in the offer, you will be ineligible until after the replacement grant date for any additional stock option grants for which you might otherwise have been eligible before the replacement grant date. This allows us to avoid incurring a compensation expense because of accounting rules that could apply to these interim option grants as a result of the offer.

  Your New Option will entitle you to purchase the same number of shares of our common stock that is equal to the number of shares subject to the options you elect to exchange, subject to adjustments for any stock splits, stock dividends and similar events. The vesting schedules governing the New Option will not differ from those of the cancelled options. As a result, on the replacement grant date, the New Option will be vested and exercisable with respect to whatever number of shares your cancelled options would have been exercisable for as of that date. The New Option will be an incentive stock option to the extent possible under applicable tax laws. If you are not an eligible employee or director of Netopia or one of our subsidiaries from the date you elect to exchange options through the date we grant the New Options, you will not receive any a New Option in exchange for your elected options that have been accepted for exchange. You also will not receive any other consideration for your elected options if you are not an employee or director from the date you elect to exchange options through the date we grant the New Options.

  Your employment with Netopia is on an at-will basis, and nothing in this offer to exchange modifies or changes that. Therefore, if your employment with Netopia or one of its subsidiaries is terminated by you or Netopia voluntarily, involuntarily, or for any other reason, or for no reason, before your New Option is granted, you will not have a right to any stock options that were previously cancelled, and you will not have a right to the grant that would have been granted on the replacement grant date. If you are not an eligible employee of Netopia or one of our subsidiaries from the date you elect to exchange options through the date we grant the New Options, you will not receive a New Option in exchange for your elected options that have been accepted for exchange. You also will not receive any other consideration for your elected options if you are not an eligible employee from the date you elect to exchange options through the date we grant the New Options.

  If we are a party to a change-of-control transaction before the New Options are granted, we will endeavor to negotiate as part of the transaction an agreement for the acquiring entity to grant options or compensation comparable to the New Options, although there can be no assurance that we would be successful in negotiating such an agreement. If we were able to negotiate an agreement for the acquiring entity to grant the new option, the new option would likely still be granted on the replacement grant date, but they would be options to purchase the shares of the surviving corporation. The exercise price would be equal to the market price of the surviving company's stock on the date of grant. For example, if we were acquired by means of a merger, the number of shares would be equal to the number of our shares that you would have received, multiplied by the exchange ratio that was used in the merger. However, there can be no assurance that we would be successful in negotiating any such agreement with an acquiring entity, and if there is a change-of-control transaction before the New Options are granted, there is a risk that you would not be entitled to receive a New Option even though you cancelled your existing options.

  For purposes of the offer, we will be deemed to have accepted for exchange options that are validly elected for exchange and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options. Subject to our rights to extend, terminate and amend the offer, we currently expect that you will see your New Options in your E*Trade/Options Link account within approximately one week after the New Option grant date and that your new option notice and agreement will be available at that time.

6.  CONDITIONS OF THE OFFER.

  Notwithstanding any other provision of the offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to certain limitations, if at any time on or after May 1, 2001 and prior to June 4, 2001 any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options elected for exchange:

  . there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the options elected for exchange pursuant to the offer, the issuance of New Options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Netopia or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

  . there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

     (i) make the acceptance for exchange of, or issuance of New Options for, some or all of the options elected for exchange illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

     (ii) delay or restrict our ability, or render us unable, to accept for exchange, or issue New Options for, some or all of the options elected for exchange;

     (iii)  materially impair the contemplated benefits of the offer to us; or

     (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Netopia or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

  .  there has occurred:

     (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

     (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

     (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

     (iv) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

     (v) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Netopia or our subsidiaries or on the trading in our common stock;

     (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Netopia or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the offer; or

     (vii) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

  . there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

  . a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

     (i) any person, entity or "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a
         Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before May 1, 2001;

     (ii)  any such person, entity or group that has filed a Schedule 13D or
           Schedule 13G with the Securities and Exchange Commission on or before February 8, 2001 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

     (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of the assets or securities of us or any of our subsidiaries; or

  . any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Netopia or our subsidiaries that, in our reasonable judgment, is or may be material to Netopia or our subsidiaries.

  The conditions to the offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

7.  PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

  Our common stock is quoted on the Nasdaq National Market System under the symbol "NTPA." Our fiscal year runs from October 1 through September 30. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market for each of our fiscal quarters during the past two years since our initial public offering:

                                                                                  High            Low
                                                                              -------------  --------------
FISCAL YEAR ENDED SEPTEMBER 30, 1999
First Quarter (beginning October 1, 1998)                                         $  11-1/4        $  3-5/8
Second Quarter                                                                    $ 9-15/16        $  5-1/4
Third Quarter                                                                     $   37.00        $  8-1/4
Fourth Quarter                                                                    $   42.00        $ 17-3/8

FISCAL YEAR ENDED SEPTEMBER 30, 2000
First Quarter (beginning October 1, 1999)                                         $  63-7/8        $ 37-1/4
Second Quarter                                                                    $   92.00        $  47.00
Third Quarter                                                                     $74-15/16        $  27.00
Fourth Quarter                                                                    $  57-1/4        $ 10-3/4

FISCAL YEAR ENDED SEPTEMBER 30, 2001
First Quarter (beginning October 1, 2000)                                         $  14-1/8        $ 3-5/16
Second Quarter                                                                    $  10-1/8        $2-19/32
Third Quarter (through April 30, 2001)                                            $    3.55        $  2-1/8

  We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

8.  SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

  Consideration. We will issue New Options to purchase common stock under the Plan in exchange for outstanding eligible options properly elected and accepted for exchange by us. The number of shares of common stock subject to New Options to be granted to each option holder will equal the number of shares subject to the options that the option holder elects to cancel, subject to adjustments for any stock splits, stock dividends and similar events.

  Terms Of New Options. The New Options will be issued under the Plan. We will issue a new option agreement to each option holder who has elected to exchange options in the offer. Except for the exercise price, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the options elected for exchange. You cannot cancel one part of an option that has been split into an incentive stock option and a nonstatutory stock option because it is still considered a single option. It cannot be separated for purposes for this program.

  The terms and conditions of current options under the Plan are set forth in the Plan and the stock option agreement you entered into in connection with the grant. The terms and conditions of the Plan are summarized in the prospectus prepared by us on April 13, 2000, and previously distributed to you. You may obtain copies of this prospectus and the Plan as indicated below.

  Important Note. The statements in this offer concerning the Plan and the New Options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan, the forms of stock option agreement under the Plan and any other terms and conditions of the New Options.

  U.S. Federal Income Tax Consequences Of Options. Options granted under the Plan may be either incentive stock options that satisfy the requirements of
Section 422 of the Internal Revenue Code or nonstatutory stock options that are not intended to meet these requirements. The federal income tax treatment for the two types of options is as follows:

  Incentive Stock Options. No taxable income is recognized by an optionee upon the grant of an incentive stock option. In addition, no taxable interest is recognized at the time of exercise, except that the excess of the fair market value of the purchased shares on the exercise date over the aggregate exercise price is includable in alternative minimum taxable income. To the extent that the exercise price of your New Option is lower than the exercise price of your cancelled option, your potential alternative minimum taxable income may be increased. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise disposed.

  If the optionee holds the stock acquired upon exercise of an incentive stock option for one year after the date the option was exercised and for two years after the date the option was granted, the optionee generally will realize capital gain or loss, rather than ordinary income or loss, upon disposition of these shares. This gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the incentive stock option shares. If the optionee disposes of these shares prior to the expiration of either required holding period, which is called a disqualifying disposition, then gain realized upon the disposition, up to the difference between the fair market value of the shares on the date of exercise, or, if less, the amount realized on a sale of the shares, and the option exercise price, generally will be treated as ordinary income. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the shares were held by the participant. Because this is a grant of a New Option, the holding periods for incentive stock option tax treatment will start over beginning on the replacement grant date.

  If the optionee makes a disqualifying disposition of the purchased shares, then we will be entitled to an income tax deduction for the taxable year in which the disposition occurs equal to the excess of the fair market value of the shares on the date the option was exercised over the exercise price paid for the shares. In not other instance will we be allowed a deduction with respect to the optionee's disposition of the purchased shares.

  Nonstatutory Stock Options. No taxable income is recognized by an optionee upon the grant of a nonstatutory stock option. When an optionee exercises a nonstatutory stock option, the optionee will, in general, recognize federal, state and local ordinary income, and must pay FICA taxes, in the year in which the option is exercised. The amount of ordinary income is equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. This amount will be reported as income on the optionee's W-2 for the year in which the exercise occurs. Withholding amounts must be collected when the exercise takes place. The optionee will be required to satisfy the tax withholding requirements applicable to such income.

  We will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised nonstatutory stock option. The deduction will in general be allowed for the taxable year of Netopia in which the ordinary income is recognized by the optionee.

  Important Note. The statements in this offer concerning the Plan and the New Options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan and the form of stock option agreement under the Plan.

  Please contact Janna Berry at janna@netopia.com or (510) 814-5112, to receive
                                -----------------
a copy of the Plan, prospectus, or form of stock option agreement. We will promptly furnish you copies of these documents at our expense.

9.  INFORMATION CONCERNING NETOPIA.

  Netopia is a leading provider of broadband Internet equipment and Web platforms for small and medium size businesses. We began operations in 1986 as Farallon Computing. In April 1996, we were incorporated as a Delaware corporation. Our fiscal year runs from October 1 to September 30, with each fiscal year ending on September 30 of the corresponding calendar year. Our principal offices are located in Alameda, California. Our telephone number at this location is (510) 814-5100.

  Additional information about Netopia is available from the documents described in Section 16. The financial statements included in our annual report on Form 10-K for the fiscal year ended September 30, 2000 are incorporated herein by reference. The following table summarizes certain of our consolidated financial data.

                                                   Years Ended             Three Months Ended
                                                  September 30,                December 31,
                                             -----------------------       -------------------
                                               1999           2000                 2000
                                             --------       --------       -------------------
                                                  (in thousands, except per share data)
Statement of Operations Data:
Total revenues.............................  $44,151        $ 90,206             $ 20,393
Operating loss.............................  $(9,926)       $(21,197)            $ (6,596)
Loss from continuing operations............  $(7,860)       $(17,618)            $ (6,604)
Net loss...................................  $(7,860)       $(15,137)            $ (8,159)
Net loss per common share:
 Basic and fully diluted...................  $ (0.60)       $  (0.90)            $  (0.46)
Common shares used in
 per share calculations....................   13,092          16,830               17,607
Book value per share.......................  $  6.50        $   6.67             $   5.95
                                              As of September 30,          As of December 31,
                                             -------------------------     ------------------
                                               1999             2000             2000
                                             --------         --------     ------------------
                                                               (in thousands)
Balance Sheet Data:
Cash and cash equivalents..................  $61,381        $ 37,839             $ 37,430
Working capital............................  $75,394        $ 72,292             $ 65,417
Total assets...............................  $95,969        $128,373             $123,164
Current liabilities........................  $10,346        $ 15,756             $ 18,207
Long-term liabilities......................  $   544        $    328             $    245
Total stockholders' equity.................  $85,079        $112,289             $104,712

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

  The directors and executive offices of Netopia, Inc. and their positions and offices as of May 1, 2001 are set forth in the following table:

NAME                  POSITIONS AND OFFICES HELD
----                  --------------------------
Alan B. Lefkof        President, Chief Executive Officer and Director
Brooke A. Hauch       Senior Vice President and Chief Information Officer
David A. Kadish       Senior Vice President, General Counsel and Secretary
Thomas A. Skoulis     Senior Vice President and General Manager, Web Platforms
Tom J. Spadafore      Senior Vice President, Web Platforms Sales and Service
Michael P. Trupiano   Senior Vice President and General Manager, Internet Equipment
Reese M. Jones        Chairman of the Board of Directors
David C. King         Director
David F. Marquardt    Director
Harold S. Wills       Director

  The address of each director and executive officer is: c/o Netopia, Inc., 2470 Mariner Square Loop, Alameda, California 94501-1095.

  Please see the definitive proxy statement for our 2001 annual meeting of stockholders, filed with the Securities and Exchange Commission on December 29, 2000, for additional information concerning our directors and for information regarding the amount of our securities beneficially owned by our executive officers and directors as of December 2, 2000. Harold S. Wills joined our board of directors in April 2001, after the date of the definitive proxy statement and our annual meeting of stockholders. Mr. Wills served as director, president and chief operating officer of PSINet from 1996 to 2001, and held various executive positions with PSINet since April 1996. He has also held senior management positions with Granada Group PLC, Xerox, and IBM. He has an M.S. in Business from Columbia University.

  Except as described below, there have been no transactions in options to purchase our common stock or in our common stock which were effected within the 60 days prior to this offer to exchange by Netopia, or to our knowledge, by any executive officer, director, affiliate or subsidiary of Netopia.

  Upon joining the board of directors on April 25, 2001, Harold S. Wills received a stock option under the Plan to purchase 25,000 shares of common stock at an exercise price of $2.94 per share. In addition, in January 2001, Reese M. Jones, David C. King and David F. Marquardt, who are all members of the board of directors, each received a stock option to purchase 6,000 shares of common stock under the Plan at an exercise price of $8.0625 per share.

  Our directors and officers are eligible to participate in this offer to exchange. All executive officers and directors as a group currently hold options to purchase a total of 596,910 shares of our common stock that have exercise prices above $10.00 per share.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

  Options we acquire pursuant to the offer will be cancelled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of New Options under the Plan and for issuance upon the exercise of such New Options. To the extent such shares are not fully reserved for issuance upon exercise of the New Options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

  We believe that Netopia will not incur any compensation expense solely as a result of the transactions contemplated by the offer because we will not grant any New Options until a business day that is at least six months and one day after the date that we accept and cancel options elected for exchange. Further, the exercise price of all New Options will equal the closing market price of the common stock on the date we grant the New Options.

  If we were to grant any options before the scheduled replacement grant date to any option holder electing to cancel options, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's option shares elected for exchange. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period that the newly granted options are outstanding. We would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the newly granted options.

12.  LEGAL MATTERS; REGULATORY APPROVALS.

  We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of New Options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept options elected for exchange is subject to conditions, including the conditions described in Section 6.

13.  MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

  The following is a general summary of the material federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. The federal tax laws may change and the federal, state and local tax consequences for each employee will depend upon that employee's individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

  The option holders who exchange outstanding options for New Options will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

  Further, at the date of grant of the New Options, the option holders will not be required to recognize income for federal income tax purposes. The grant of the options does not result in recognition of taxable income. If you exchange your incentive stock options and we accept your incentive stock options, the New Option will be an incentive stock option to the extent permissible. To the extent that some of the New

Option that relates to an incentive stock options that was cancelled cannot qualify for treatment as an incentive stock option, it will be treated as a nonstatutory stock option, and you will be subject to different tax treatment than if you held incentive stock options.

  We do not believe that this offer will change any of the terms of your eligible options if you do not accept the offer. However, if you choose not to accept this offer, it is possible that the Internal Revenue Service would decide that the right to exchange your incentive stock options under this offer is a "modification" of your incentive stock options. A successful assertion by the Internal Revenue Service that your incentive stock options are modified could extend the holding period of the incentive stock option to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options.

  Special tax considerations may apply to employees located abroad. In particular, for employees in the United Kingdom, which has adopted a new law governing the exercise of stock options awarded after April 5, 1999, the grant of the New Option will be subject to the execution of a joint election between you and Netopia or any subsidiary of Netopia to provide for the shifting of any Secondary Class 1 National Insurance Contribution liability in connection with the exercise, assignment, release, or cancellation of the option from Netopia and/or any subsidiary to you. This tax is currently set at 11.9% of the difference between the exercise price and the fair market value of the stock at the time of exercise. By accepting the New Option, to the extent allowable by applicable law, you will be consenting to and agreeing to satisfy any liability that Netopia and/or any subsidiary realizes with respect to Secondary Class 1 National Insurance Contribution payments required to be paid by Netopia and/or any subsidiary in connection with the exercise, assignment, release, or cancellation of the option. In addition, if you accept the New Option, you will be authorizing Netopia or the subsidiary to withhold any such Secondary Class 1 National Insurance Contributions from the payroll at any time or from your sale of shares upon exercise, assignment, release, or cancellation of the option. In the alternative, you agree to make payment on demand for such contributions to Netopia or any subsidiary that will remit such contributions to the Inland Revenue. In addition, you may be required to consent to United Kingdom income tax withholding for the new grant. If additional consents and/or any elections are required to accomplish the foregoing shifting of liability, you agree to provide them promptly upon request. If you do not enter into the joint election described above at the same time that you accept the New Option, or if the joint election is revoked at any time by the Inland Revenue, Netopia will have the right to cancel the New Option without further liability.

  For employees in France, income tax will apply on most of the option spread at the date of exercise and capital gains will apply to any additional increase to the date of sale. Furthermore, extremely high social contributions can potentially apply to the spread at exercise (25% to you and 45% to Netopia). These taxes can be substantially reduced if the shares are not exercised until at least two years after the date of grant and are not sold until at least five years from the date of grant. In this case, the income tax on the option spread can be reduced from 54% to 40% and the social contributions at exercise can be substantially eliminated. While it is not certain, we believe it likely that the French authorities will treat the New Option available under this program to be a new grant. Accordingly, you will not be permitted to exercise your New Option until at least two years from the date of grant of the New Option and you will not be permitted to sell the shares under the New Option until at least five years from the date of grant of the New Option. Changes in the law currently being considered by France may alter the discussion set forth above.

  We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in the offer.

14.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

  We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral, written, or electronic notice of such extension to the option holders.

  We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral, written, or electronic notice of such termination or postponement to the option holders. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of the offer to exchange.

  Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered to option holders in the program or by decreasing or increasing the number of options being sought in the offer.

  Amendments to the offer may be made at any time and from time to time. In the case of an extension, the amendment must be issued no later than 9:00 a.m. on the next business day after the last previously scheduled or announced expiration date. Any amendment of the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to disseminate any amendment of this offer, except as required by law, we have no obligation to publish, advertise, or otherwise communicate any such dissemination.

  If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer. Except for a change in price or a change in percentage of securities sought, the amount of time by which we will extend the offer following a material change in the term of the offer or information concerning the offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action, and we will extend the offer for a period of no fewer than ten business days after the date of such notice:

  .  we increase or decrease:

     the amount of consideration offered for the options; or

     the number of options eligible to be elected for exchange in the offer, except that in the case of an increase, it must be by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase; and

  . the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in this Section 14.

15.  FEES AND EXPENSES.

  We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options pursuant to this offer to exchange.

16.  ADDITIONAL INFORMATION.

  We recommend that, in addition to this offer to exchange and letter of transmittal, you review the following materials, which we have filed with the Securities and Exchange Commission, before making a decision on whether to elect to exchange your options:

  (a) our annual report on Form 10-K for our fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 21, 2000;

  (b) our quarterly report on Form 10-Q for our fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 6, 2001;

  (c) our definitive proxy statement for our 2001 annual meeting of stockholders, filed with the Securities and Exchange Commission on December 29, 2000;

  (d) our Form S-8 Registration Statement (registering shares to be issued under the Plan) filed with the Securities and Exchange Commission on August 19, 1998, March 24, 1999 and May 17, 2000; and

  (e) the description of our common stock included in our registration statement on Form 8-A, which was filed with the Securities and Exchange Commission on May 3, 1996, including any amendments or reports we file for the purpose of updating that description.

  The Securities and Exchange Commission file number for all of these filings other than the Registration Statements on Form S-8 is 0-28450. The file number for the Registration Statement on Form S-8 filed on August 19, 1998 is 333-61845, on March 24, 1999 is 333-74943, and on May 17, 2000 is 333-37250.
These filings, and the other reports, registration statements, proxy statements and other filings can be inspected and copied at the reference facilities maintained by the Securities and Exchange Commission at the following Securities and Exchange Commission public reference rooms:

450 Fifth Street, N.W.                    Northwestern Atrium Center              7 World Trade Center
Washington, D.C.  20549              500 West Madison Street, Suite 1400               13th Floor
                                              Chicago, IL  60661                  New York, NY  10048

  Copies of all or any part of such documents may be obtained from such offices upon the payment of the fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-732-0330.

  Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet site at http://www.sec.gov.

  Our common stock is quoted on the Nasdaq National Market under the symbol "NTPA," and our Securities and Exchange Commission filings can be read at the following Nasdaq address:

     Nasdaq Operations
     1735 "K" Street, N.W.
     Washington, D.C.  20006

  We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

     Netopia, Inc.
     Attention: Ms. Janna Berry, Investor Relations
     2470 Mariner Square Loop
     Alameda, California  94501-1095

You may also make a request by telephone at (510) 814-5112 between the hours of 9:00 a.m. and 5:00 p.m., Pacific Time, Monday through Friday.

  As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

  The information contained in this offer to exchange about Netopia should be read together with the information contained in the documents to which we have referred you.

17.  MISCELLANEOUS.

  We are not aware of any jurisdiction where the making of the offer violates applicable law. If we become aware of any jurisdiction where the making of the offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will elections to exchange options be accepted from or on behalf of, the option holders residing in such jurisdiction.

  We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from exchanging your options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this document or in the accompanying letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.


Netopia, Inc.  May 1, 2001